Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company

Great Panther Silver Limited (“Great Panther” or “the Company”) 1330 - 200 Granville Street Vancouver, BC V6C 1S4

Item 2.	Date of Material Change

April 5, 2017

Item 3.	News Release

A news release with respect to this material change report was issued by Great Panther on April 5, 2017 through the services of CNW Group and filed on the System for Electronic Document Analysis and Retrieval.

Item 4.	Summary of Material Change

On April 5th, 2017, Great Panther announced that that Robert Archer, President and CEO, will be stepping down during 2017 and will work with the board of directors (the “Board”) to find his successor. Mr. Archer will remain in his current executive role until a suitable successor has been appointed, and thereafter as an ongoing member of the Board. The Company also announced the appointment of Samuel Mah, P.Eng. to the new position of Vice President Corporate Development.

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

See attached news release dated April 5, 2017.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable

Item 8.	Executive Officer

Robert Archer President & CEO 1-888-355-1766

Item 9.	Date of Report

April 5, 2017.

April 5, 2017	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER ANNOUNCES MANAGEMENT CHANGES

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL) (“Great Panther”; the “Company”) announces that Robert Archer, President and CEO, has advised that he will be stepping down during 2017 and will work with the board of directors (the “Board”) to find his successor. Accordingly, the Board has retained a globally recognized recruitment firm to conduct an executive search for a new President & CEO who will maximize the Company’s growth opportunities over the next five to seven years. Mr. Archer will remain in his current executive role until a suitable successor has been appointed, and thereafter as an ongoing member of the Board.

Mr. Archer co-founded Great Panther Silver in 2004 and has led the Company's successful growth into a respected primary silver producer. He has positioned Great Panther with a strong balance sheet, a strong base of operations in Mexico, and significant growth opportunity in Peru.  In this regard, the Company is well placed to capitalize on growth opportunities with its existing assets and through acquisitions. “As Great Panther embarks on the next phase of its growth into a mid-tier producer, I believe that this is the right time for the Company to transition to new leadership,” stated Mr. Archer.

In addition, the Company is pleased to announce the appointment of Samuel Mah, P.Eng. to the new position of Vice President Corporate Development. The creation of this role reflects Great Panther’s continued focus on acquisitions to execute on its growth strategy. Mr. Mah has more than 20 years’ experience in the mining industry and was most recently employed at Silver Wheaton Corp. as Senior Director Project Evaluations where he was responsible for the technical appraisal and due diligence review for their streaming deals. During his tenure of more than eight years, he evaluated over 300 projects and mines spread across 43 countries. Prior to Silver Wheaton Corp., he held engineering roles with AMEC Americas (Metals and Mining), SRK Consulting (Canada) Inc., Goldcorp Inc. and Placer Dome Inc. (now Barrick Gold Corporation). Mr. Mah is a Registered Professional Engineer and holds a Bachelor of Applied Science in Mining and Mineral Process Engineering, and a Master of Applied Science degree, both from the University of British Columbia.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio Mine, and the Topia Mine in Durango. In addition, the Company has recently signed an agreement to acquire a 100% interest in the Coricancha Mine Complex in the central Andes of Peru.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). These include, but are not limited to, statements about the timing and outcome of planned management changes, and statements which imply expectations about future growth of the Company. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include those described in the Company's Annual Information Form for the year ended December 31, 2016 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov. There is no assurance that such forward looking statements will prove accurate results may vary materially from such forward-looking statements. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law.

For more information, please contact:

Spiros Cacos

Director Investor Relations

Toll free:	1 888 355 1766
Tel:	+1 604 638 8955

scacos@greatpanther.com

www.greatpanther.com